UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXTRAORDINARY GENERAL MEETING OF DIGITAL CURRENCY X TECHNOLOGY INC.

On December 22, 2025, Digital Currency X Technology Inc. (the “Company”) held its extraordinary general meeting of shareholders (the “EGM”).

At the EGM, the Company’s shareholders approved: (1) to increase the Company’s authorized share capital from US$30,000,000.00 divided into 100,000,000 shares of a par value of US$0.3 each, comprising (a) 99,820,000 class A ordinary shares of a par value of US$0.3 each and (b) 180,000 class B ordinary shares of a par value of US$0.3 each, to US$3,000,000,000.00 divided into 10,000,000,000 shares of a par value of US$0.3 each, comprising (a) 9,982,000,000 class A ordinary shares of a par value of US$0.3 each (the “Class A Ordinary Shares”) and (b) 18,000,000 class B ordinary shares of a par value of US$0.3 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”), by the creation of additional 9,882,180,000 Class A Ordinary Shares and 17,820,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”); (2) to (i) implement one or more share consolidation(s) of Ordinary Shares, whereby all the issued and outstanding and unissued Ordinary Shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the board of directors of the Company (“Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 3000:1, (ii) authorize the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the EGM; or (b) elect not to implement any Share Consolidation(s) during a period of two years of the date of the EGM, (iii) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s) so that no fractional shares be issued in connection with the Share Consolidation(s) and all fractional shares resulting from the Share Consolidation(s) will be rounded up to the whole number of shares, and (iv) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation(s) and to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s); and (3) subject to the approval by the shareholders of the Share Capital Increase, to amend and restate the existing third amended and restated memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the fourth amended and restated memorandum and articles of association of the Company (the “Fourth Amended and Restated M&AA”), which incorporate amendments including but not limited to the Share Capital Increase, with immediate effect, and to authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Fourth Amended and Restated M&AA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

A copy of the Company’s Fourth Amended and Restated M&AA is attached as Exhibit 3.1 to this Form 6-K.

This report on Form 6-K and the attached exhibit are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits Index

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025

Digital Currency X Technology Inc.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer